SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-A
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            AT&T Comcast Corporation
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                       (Exact name of Registrant as Specified in Charter)

              Pennsylvania                                       27-0000798
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(State of Incorporation or Organization)                      (IRS Employer
                                                            Identification No.)

  1500 Market Street, Philadelphia, PA                            19102
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(Address of Principal Executive Offices)                        (Zip Code)


If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
effective pursuant to General                effective pursuant to General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. [ ]                           following box. [X]


Securities Act registration statement file number to which
this form relates:
                                                            -------------------
                                                               (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class                Name of Each Exchange on Which
            to be so Registered                Each Class is to be Registered
            -------------------                ------------------------------

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Securities to be registered pursuant to Section 12(g) of the Act:

  Series A Participating Cumulative Preferred Stock, par value $0.01 per share
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                                (Title of Class)


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                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

     On November 18, 2002, AT&T Comcast Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") on each outstanding share of each class of common stock, par value $0.01 per share (the "Common Stock"), of the Company payable to holders of record as of 3:40 p.m., New York City time, on November 18, 2002 (the "Record Date").

     Prior to the Distribution Date (as defined below), the Rights will be transferred only with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights will be transferable separately from the Common Stock. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Stock Acquisition Date") of the first public announcement that a person or group has acquired beneficial ownership of shares of Common Stock representing 10% or more of the combined voting power of the outstanding Common Stock (an "Acquiring Person") and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person. Notwithstanding the foregoing, an Acquiring Person shall not include
(i) the Company or any of its subsidiaries, (ii) any employee benefit plan of the Company or any such subsidiary, (iii) any holder of the Class B common stock, par value $0.01 per share, of the Company ("Class B Common Stock") or any of such holder's affiliates or associates or (iv) any person who would not be an Acquiring Person except as a result of the direct or indirect attribution of ownership of shares of Class B Common Stock to such person or such person's affiliates or associates pursuant to the terms of the Rights Agreement referred to below.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $125 (the "Purchase Price"), one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of November 18, 2002 between the Company and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto.

     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the


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Purchase Price, a number of shares of Class A common stock, par value $0.01 per share, of the Company ("Class A Common Stock") having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock per Right.

     If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale having a market value of twice the Purchase Price.

     The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person has become an Acquiring Person.

     The Rights will expire on November 18, 2012, unless earlier exchanged or redeemed.

     For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the Rights Agreement to become amendable except as set forth in this sentence or cause the Rights again to become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     The Rights Agreement was executed pursuant to the Agreement and Plan of Merger dated as of December 19, 2001, as amended (the "Merger


                                  Page 3 of 5
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Agreement"), among the Company, Comcast Corporation, AT&T Corp. and the other parties signatory thereto. After giving effect to the closing of the transactions contemplated by the Merger Agreement, (i) there will be outstanding approximately 1,355,072,216 shares of Class A Common Stock, 9,444,375 shares of Class B Common Stock and 930,584,407 shares of Class A Special common stock, par value $0.01 per share, of the Company and (ii) there will be reserved for issuance under the Company's stock option plans 161,995,832 shares of Class A Common Stock. Each outstanding share of Common Stock at 3:40 p.m., New York City time, on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 2,500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2.  Exhibits

1. Rights Agreement dated as of November 18, 2002 between AT&T Comcast Corporation and EquiServe Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock as Exhibit A and the Form of Right Certificate as Exhibit B.


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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            AT&T COMCAST CORPORATION


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


Dated: November 18, 2002


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